EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

FAT BRANDS INC.

FAT Brands Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL “), does hereby certify that:

FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation.

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the DGCL.

THIRD: The first paragraph of Section 4.01 of the Corporation’s Second Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“SECTION 4.01 Authorized Stock. The aggregate number of shares of all classes of capital stock which the Corporation shall have authority to issue is Sixty-Six Million Six Hundred Thousand (66,600,000) shares, consisting of (i) Fifty Million (50,000,000) shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”); (ii) One Million Six Hundred Thousand (1,600,000) shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, “Common Stock”); and (iii) Fifteen Million (15,000,000) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 24th day of August, 2021.

FAT BRANDS INC.

By:	/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer